Registration Statement No. 333-196387
Filed Pursuant to Rule 433
Subject to Completion, dated April 5, 2017
Pricing Supplement to the Prospectus dated June 27, 2014,
the Prospectus Supplement dated June 27, 2014, and the Product Supplement dated October 1, 2015
Senior Medium-Term Notes, Series C
Autocallable Cash-Settled Notes with Fixed Interest Payments due on April 30, 2018
Each Linked to a Single Exchange Traded Fund
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This pricing supplement relates to four separate note offerings. Each issue of the notes is linked to one, and only one, Reference Stock named below. We refer to the shares of the Reference Stock Issuer as the “Reference Stock.” You may participate in one or more of the offerings at your election. This pricing supplement does not, however, allow you to purchase a single note linked to a basket of the Reference Stocks described below.

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The notes are designed for investors who are seeking fixed periodic interest payments of the principal amount per month, as well as a return of principal if the closing price of the applicable Reference Stock on any monthly Call Date is greater than 110% of its Initial Stock Price (the “Call Level”).  Investors should be willing to have their notes automatically redeemed prior to maturity and be willing to lose some or all of their principal at maturity.

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The notes will bear interest at the applicable rate set forth below.  Interest will be payable on the final business day of each month, beginning on May 31, 2017, and until the maturity date, subject to the automatic redemption feature.

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If on any Call Date, the closing price of the applicable Reference Stock is greater than the Call Level, the notes will be automatically called. On the applicable Call Settlement Date, for each $1,000 principal amount, investors will receive the principal amount plus the applicable interest payment.

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The notes do not guarantee any return of principal at maturity. Instead, if the notes are not automatically called, the payment at maturity will be based on the Final Stock Price of the applicable Reference Stock and whether the closing price of that Reference Stock has declined from the Initial Stock Price below the Trigger Price during the Monitoring Period (a "Trigger Event"), as described below.

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If the notes are not automatically redeemed, a Trigger Event has occurred, and the Final Stock Price is lower than the Initial Stock Price on the Valuation Date, investors will be subject to one-for-one loss of the principal amount of the notes for any percentage decrease from the Initial Stock Price to the Final Stock Price. In such a case, you will receive a cash amount at maturity that is less than the principal amount.

•	The notes will not be listed on any securities exchange.
•	All payments on the notes are subject to the credit risk of Bank of Montreal.
•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.
•	Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.
Common Terms for Each of the Notes:
Pricing Date: On or about April 26, 2017	Maturity Date: On or about April 30, 2018
Settlement Date: On or about April 28, 2017	Call Level: 110% of the applicable Initial Stock Price
Valuation Date: On or about April 25, 2018
 Specific Terms for Each of the Notes:
Autocallable RevEx Number	Reference Stock Issuer	Ticker Symbol	Initial Stock Price	Trigger Price	Annual Interest Rate	CUSIP	Principal Amount	Price to Public(1)	Agent’s Commission(1)	Proceeds to Bank of Montreal
0255	SPDR® S&P® Oil & Gas Exploration & Production ETF	XOP	[●]	[●], 75% of the Initial Price	8.40% (0.70% per month)	06367TUQ1	[●]	100%	2.10% US$[●]	97.90% US$[●]
0256	VanEck VectorsTM Gold Miners ETF	GDX	[●]	[●], 70% of the Initial Price	9.90% (0.825% per month)	06367TUR9	[●]	100%	2.10% US$[●]	97.90% US$[●]
0257	iShares® Nasdaq Biotechnology ETF	IBB	[●]	[●], 80% of the Initial Price	5.70% (0.475% per month)	06367TUS7	[●]	100%	2.10% US$[●]	97.90% US$[●]
0258	SPDR® S&P® Bank ETF	KBE	[●]	[●], 80% of the Initial Price	6.60% (0.55% per month)	06367TUT5	[●]	100%	2.10% US$[●]	97.90% US$[●]

(1) Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions.  The public offering price for investors purchasing the notes in these accounts may be between $979 and $1,000 per $1,000 in principal amount.
Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-5 of this pricing supplement, the “Additional Risk Factors Relating to the Notes” section beginning on page PS-4 of the product supplement, and the “Risk Factors” sections beginning on page S-1 of the prospectus supplement and on page 7 of the prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.
The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.
On the date of this preliminary pricing supplement, based on the terms set forth above, the estimated initial value of the notes is $957.50 per $1,000 in principal amount as to the notes linked to the XOP, $955.70 per $1,000 in principal amount as to the notes linked to the GDX, $957.50 per $1,000 in principal amount as to the notes linked to the IBB, and $954.80 per $1,000 in principal amount as to the notes linked to the KBE. The estimated initial value of the notes on the Pricing Date may differ from this value but will not be less than $940.00 per $1,000 with respect to the notes linked to the XOP, GDX and IBB, and $930.00 per $1,000 with respect to the notes linked to the KBE. However, as discussed in more detail in this pricing supplement, the actual value of each of the notes at any time will reflect many factors and cannot be predicted with accuracy.
BMO CAPITAL MARKETS

Key Terms of Each of the Notes:

General:
This pricing supplement relates to four separate offerings of notes.  Each offering is a separate offering of notes linked to one, and only one, Reference Stock.  If you wish to participate in more than one of the offerings, you must purchase each of the notes separately.  The notes offered by this pricing supplement do not represent notes linked to a basket of the Reference Stocks.

Interest Payment Dates:	Interest will be payable on the final business day of each month, beginning on May 31, 2017, and until the maturity date, subject to the automatic redemption feature.

Automatic Redemption:	If, on any Call Date, the closing price of the applicable Reference Stock is greater than the Call Level, the notes will be automatically redeemed.

Payment upon Automatic Redemption:
If the notes are automatically redeemed, then, on the applicable Call Settlement Date, for each $1,000 principal amount, investors will receive the principal amount plus the applicable interest payment.

Call Dates:	November 27, 2017, December 26, 2017, January 26, 2018, February 23, 2018, March 26, 2018 and April 25, 2018.

Call Settlement Dates:	The third business day following the applicable Call Date.

Payment at Maturity:
If the notes are not automatically redeemed, the payment at maturity for the notes is based on the performance of the applicable Reference Stock. You will receive $1,000 for each $1,000 in principal amount of the note, unless (a) a Trigger Event has occurred and (b) the Final Stock Price is less than the Initial Stock Price.

If a Trigger Event has occurred, and if the Final Stock Price is less than the Initial Stock Price, you will receive at maturity, for each $1,000 in principal amount of your notes, a cash amount equal to:

$1,000 + [$1,000 x (Percentage Change)]

This amount will be less than the principal amount of your notes, and may be zero.

You will receive the applicable interest payment at maturity, whether or not a Trigger Event has occurred.

Trigger Event:	A Trigger Event will be deemed to occur if the closing price of the applicable Reference Stock is less than the Trigger Price on any trading day during the Monitoring Period.

Monitoring Period:	The period from the Pricing Date to and including the Valuation Date.

Percentage Change:	Final Stock Price — Initial Stock Price	, expressed as a percentage
Initial Stock Price

Initial Stock Price:
The closing price of the applicable Reference Stock on the Pricing Date.  The Initial Stock Price is subject to adjustments in certain circumstances. See “General Terms of the Notes — Payment at Maturity” and “— Anti-dilution Adjustments” in the product supplement for additional information about these adjustments.

Call Level:	110% of the applicable Initial Stock Price.

Final Stock Price:	The closing price of the applicable Reference Stock on the Valuation Date.

Pricing Date:	On or about April 26, 2017

Settlement Date:	On or about April 28, 2017

Valuation Date:	On or about April 25, 2018

Maturity Date:	On or about April 30, 2018

Physical Delivery Amount:	We will only pay cash on the maturity date, and you will have no right to receive any shares of the applicable Reference Stock.

Calculation Agent:	BMOCM

Selling Agent:	BMOCM

Key Terms of the Notes Linked to the SPDR® S&P® Oil & Gas Exploration & Production ETF:

Reference Stock:
SPDR® S&P® Oil & Gas Exploration & Production ETF (NYSE Arca symbol: XOP).  See the section below entitled “The Reference Stocks— SPDR® S&P® Oil & Gas Exploration & Production ETF” for additional information about this Reference Stock.

Interest Rate:	8.40% per annum (0.70% of the principal amount per month) unless earlier redeemed. Accordingly, each interest payment will equal $7.00 for each $1,000 in principal amount per month.

Trigger Price:	75% of the Initial Price

CUSIP:	06367TUQ1

Key Terms of the Notes Linked to the VanEck VectorsTM Gold Miners ETF:

Reference Stock:	VanEck VectorsTM Gold Miners ETF (NYSE Arca symbol: GDX). See the section below entitled “The Reference Stocks— VanEck VectorsTM Gold Miners ETF” for additional information about this Reference Stock.

Interest Rate:	9.90% per annum (0.825% of the principal amount per month) unless earlier redeemed. Accordingly, each interest payment will equal $8.25 for each $1,000 in principal amount per month.

Trigger Price:	70% of the Initial Price

CUSIP:	06367TUR9

Key Terms of the Notes Linked to the iShares® Nasdaq Biotechnology ETF:

Reference Stock:
iShares® Nasdaq Biotechnology ETF (NYSE Arca symbol: IBB).  See the section below entitled “The Reference Stocks— iShares® Nasdaq Biotechnology ETF” for additional information about this Reference Stock.

Interest Rate:	5.70% per annum (0.475% of the principal amount per month) unless earlier redeemed. Accordingly, each interest payment will equal $4.75 for each $1,000 in principal amount per month.

Trigger Price:	80% of the Initial Price

CUSIP:	06367TUS7

Key Terms of the Notes Linked to the SPDR® S&P® Bank ETF:

Reference Stock:	SPDR® S&P® Bank ETF (NYSE Arca symbol: KBE). See the section below entitled “The Reference Stocks— SPDR® S&P® Bank ETF” for additional information about this Reference Stock.

Interest Rate:	6.60% per annum (0.55% of the principal amount per month) unless earlier redeemed. Accordingly, each interest payment will equal $5.50 for each $1,000 in principal amount per month.

Trigger Price:	80% of the Initial Price

CUSIP:	06367TUT5

The Pricing Date and the settlement date are subject to change. The actual Pricing Date, Settlement Date, Interest Payment Dates, Call Dates, Valuation Date and Maturity Date for each of the notes will be set forth in the final pricing supplement.

Additional Terms of the Notes

You should read this pricing supplement together with the product supplement dated October 1, 2015, the prospectus supplement dated June 27, 2014 and the prospectus dated June 27, 2014. This pricing supplement, together with the documents listed below, contains the terms of each of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated October 1, 2015: http://www.sec.gov/Archives/edgar/data/927971/000121465915006904/j101150424b5.htm

•	Prospectus supplement dated June 27, 2014: https://www.sec.gov/Archives/edgar/data/927971/000119312514254915/d750935d424b5.htm

•	Prospectus dated June 27, 2014: https://www.sec.gov/Archives/edgar/data/927971/000119312514254905/d749601d424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971.  As used in this pricing supplement, “we,” “us” or “our” refers to Bank of Montreal.

We have filed a registration statement (including a prospectus) with the SEC for the offerings to which this document relates. Before you invest, you should read the prospectus in that registration statement and the other documents that we have filed with the SEC for more complete information about us and these offering documents.  You may obtain these documents free of charge by visiting the SEC’s website at http://www.sec.gov. Alternatively, we will arrange to send to you the prospectus (as supplemented by the prospectus supplement and product supplement) if you request it by calling our agent toll-free at 1-877-369-5412.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the applicable Reference Stock. These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement.

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Your investment in the notes may result in a loss. — The notes do not guarantee any return of principal. If the notes are not automatically redeemed, the payment at maturity will be based on the Final Stock Price and whether a Trigger Event has occurred. If a Trigger Event has occurred, and if the Final Stock Price is less than the Initial Stock Price, you will be subject to a one-for-one loss of the principal amount of the notes for any Percentage Change from the Initial Stock Price. In such a case, you will receive at maturity a cash payment that is less than the principal amount of the notes and may be zero. Accordingly, you could lose up to the entire principal amount of your notes, and your payments on the notes could be limited to the monthly interest payments.

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The protection provided by the Trigger Price may terminate on any day during the Monitoring Period. — If the closing price of the applicable Reference Stock on any trading day during the Monitoring Period is less than the Trigger Price, you will be fully exposed at maturity to any decrease in the price of the applicable Reference Stock.  Under these circumstances, if the Percentage Change on the Valuation Date is less than zero, you will lose 1% (or a fraction thereof) of the principal amount of your investment for every 1% (or a fraction thereof) that the Final Stock Price is less than the Initial Stock Price.  You will be subject to this potential loss of principal even if, after the Trigger Event, the price of the applicable Reference Stock increases above the Trigger Price.

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Your notes are subject to automatic early redemption. — We will redeem the notes if the closing price of the applicable Reference Stock on any Call Date is greater than the Call Level. Following an automatic redemption, you may not be able to reinvest your proceeds in an investment with returns that are comparable to the notes.

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Your return on the notes is limited to the applicable interest payments, regardless of any appreciation in the value of the applicable Reference Stock. — You will not receive a payment at maturity with a value greater than your principal amount plus the final interest payment.  In addition, if the notes are automatically called, you will not receive a payment greater than the principal amount plus the applicable interest payment, even if the Final Stock Price exceeds the Call Level by a substantial amount.  Accordingly, your maximum return for each $1,000 in principal amount of the notes is equal to the 12 monthly payments, an 8.40% annual return for notes linked to the SPDR® S&P® Oil & Gas Exploration & Production ETF, a 9.90% annual return for notes linked to VanEck VectorsTM Gold Miners ETF, a 5.70% annual return for notes linked to the iShares® Nasdaq Biotechnology ETF, and a 6.60% annual return for notes linked to the SPDR® S&P® Bank ETF.

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Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

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Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We or one or more of our affiliates may also engage in trading of shares of the Reference Stocks or the securities held by the Reference Stocks on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers. Any of these activities could adversely affect the price of the Reference Stocks and, therefore, the market value of the notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Reference Stocks. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

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Our initial estimated value of the notes will be lower than the price to public. — Our initial estimated value of the notes is only an estimate, and is based on a number of factors.  The price to public of the notes will exceed our initial estimated value, because costs associated with offering, structuring and hedging the notes are included in the price to public, but are not included in the estimated value.  These costs include the underwriting discount and selling concessions, the profits that we and our affiliates expect to realize for assuming the risks in hedging our obligations under the notes and the estimated cost of hedging these obligations.  The initial estimated value of each of these notes may be as low as the applicable amount indicated on the cover page of this pricing supplement.

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Our initial estimated value does not represent any future value of the notes, and may also differ from the estimated value of any other party. — Our initial estimated value of each of the notes as of the date of this preliminary pricing supplement is, and our estimated value as determined on the Pricing Date will be, derived using our internal pricing models. This value is based on market conditions and other relevant factors, which include volatility of the applicable Reference Stock, dividend rates and interest rates. Different pricing models and assumptions could provide values for the notes that are greater than or less than our initial estimated value. In addition, market conditions and other relevant factors after the Pricing Date are expected to change, possibly rapidly, and our assumptions may prove to be incorrect. After the Pricing Date, the value of each of the notes could change dramatically due to changes in market conditions, our creditworthiness, and the other factors set forth in this pricing supplement and the product supplement. The value of each of the notes after the Pricing Date is not expected to correlate with one another. These changes are likely to impact the price, if any, at which we or BMOCM would be willing to purchase the notes from you in any secondary market transactions. Our initial estimated values do not represent a minimum price at which we or our affiliates would be willing to buy your notes in any secondary market at any time.

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The terms of the notes are not determined by reference to the credit spreads for our conventional fixed-rate debt. — To determine the terms of the notes, we will use an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt.  As a result, the terms of the notes are less favorable to you than if we had used a higher funding rate.

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Certain costs are likely to adversely affect the value of the notes. — Absent any changes in market conditions, any secondary market prices of the notes will likely be lower than the price to public.  This is because any secondary market prices will likely take into account our then-current market credit spreads, and because any secondary market prices are likely to exclude all or a portion of the underwriting discount and selling concessions, and the hedging profits and estimated hedging costs that are included in the price to public of the notes and that may be reflected on your account statements.  In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs.  As a result, the price, if any, at which BMOCM or any other party may be willing to purchase the notes from you in secondary market transactions, if at all, will likely be lower than the price to public.  Any sale that you make prior to the maturity date could result in a substantial loss to you.

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Owning the notes is not the same as owning shares of the applicable Reference Stock or a security directly linked to the applicable Reference Stock. — The return on your notes will not reflect the return you would realize if you actually owned shares of the applicable Reference Stock or a security directly linked to the performance of the applicable Reference Stock and held that investment for a similar period.  Your notes may trade quite differently from the applicable Reference Stock.  Changes in the price of the applicable Reference Stock may not result in comparable changes in the market value of your notes.  Even if the price of the applicable Reference Stock increases during the term of the notes, the market value of the notes prior to maturity may not increase to the same extent.  It is also possible for the market value of the notes to decrease while the price of the applicable Reference Stock increases. In addition, any dividends or other distributions paid on the applicable Reference Stock will not be reflected in the amount payable on the notes.

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You will not have any shareholder rights and will have no right to receive any shares of the applicable Reference Stock at maturity. — Investing in your notes will not make you a holder of any shares of the applicable Reference Stock, or any securities held by the applicable Reference Stock. Neither you nor any other holder or owner of the notes will have any voting rights, any right to receive dividends or other distributions, or any other rights with respect to those securities.

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No Delivery of Shares of the applicable Reference Stock. — The notes will be payable only in cash. You should not invest in the notes if you seek to have the shares of the applicable Reference Stock delivered to you at maturity.

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Changes that affect the applicable Underlying Index will affect the market value of the notes, whether the notes will be automatically called, and the amount you will receive at maturity. — The policies of applicable index sponsor, S&P Dow Jones Indices LLC (“S&P”) for the Underlying Index of both the SPDR® S&P® Oil & Gas Exploration & Production ETF and the SPDR® S&P® Bank ETF, NYSE Arca for the Underlying Index of the VanEck VectorsTM Gold Miners ETF, and NASDAQ (“NASDAQ”) for the Underlying Index of the iShares® Nasdaq Biotechnology ETF concerning the calculation of the applicable Underlying Index, additions, deletions or substitutions of the components of the applicable Underlying Index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in the applicable Underlying Index and, therefore, could affect the share price of the applicable Reference Stock, the amount payable on the notes at maturity, whether the notes are automatically called, and the market value of the notes prior to maturity. The amount payable on the notes and their market value could also be affected if the applicable index sponsor changes these policies, for example, by changing the manner in which it calculates the applicable Underlying Index, or if the applicable index sponsor discontinues or suspends the calculation or publication of the applicable Underlying Index.

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Adjustments to the applicable Reference Stock could adversely affect the notes. — The sponsor and advisor of the applicable Reference Stock (which is (a) SSgA Funds Management, Inc. (“SSFM”) for both  the SPDR® S&P® Oil & Gas Exploration & Production ETF and the SPDR® S&P® Bank ETF, (b) Van Eck Associates Corporation (“Van Eck”) for the VanEck VectorsTM Gold Miners ETF, and (c) BlackRock, Inc. (collectively with its affiliates, “BlackRock”) for the iShares® Nasdaq Biotechnology ETF) is responsible for calculating and maintaining the applicable Reference Stock. The sponsor and advisor of the applicable Reference Stock can add, delete or substitute the stocks comprising the applicable Reference Stock or make other methodological changes that could change the share price of the applicable Reference Stock at any time. If one or more of these events occurs, the calculation of the amount payable at maturity may be adjusted to reflect such event or events. Consequently, any of these actions could adversely affect the amount payable at maturity and/or the market value of the notes.

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We have no affiliation with the index sponsor of the applicable Underlying Index and will not be responsible for its actions. — The sponsor of the applicable Underlying Index is not our affiliate, and will not be involved in the offerings of the notes in any way. Consequently, we have no control over the actions of the index sponsor of the applicable Underlying Index, including any actions of the type that would require the calculation agent to adjust the payment to you at maturity.  The index sponsor of the applicable Underlying Index has no obligation of any sort with respect to the notes.  Thus, the index sponsor of the applicable Underlying Index has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the notes.  None of our proceeds from the issuance of the notes will be delivered to the index sponsor of the applicable Underlying Index.

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We and our affiliates do not have any affiliation with the applicable investment advisor or the applicable Reference Stock Issuer and are not responsible for their public disclosure of information. — The investment advisor of the applicable Reference Stock Issuer advises the applicable Reference Stock Issuer on various matters, including matters relating to the policies, maintenance and calculation of the applicable Reference Stock. We and our affiliates are not affiliated with the applicable investment advisor or the applicable Reference Stock Issuer in any way and have no ability to control or predict its actions, including any errors in or discontinuance of disclosure regarding the methods or policies relating to the applicable Reference Stock. Neither the applicable investment advisor nor the applicable Reference Stock Issuer is involved in the offerings of the notes in any way or has any obligation to consider your interests as an owner of the notes in taking any actions relating to the applicable Reference Stock Issuer that might affect the value of the notes.  Neither we nor any of our affiliates has independently verified the adequacy or accuracy of the information about the applicable investment advisor, the applicable Reference Stock Issuer or the applicable Reference Stock contained in any public disclosure of information.  You, as an investor in the notes, should make your own investigation into the applicable Reference Stock Issuer.

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The correlation between the performance of the applicable Reference Stock and the performance of the applicable Underlying Index may be imperfect. — The performance of the applicable Reference Stock is linked principally to the performance of the applicable Underlying Index. However, because of the potential discrepancies identified in more detail in the product supplement, the return on the applicable Reference Stock may correlate imperfectly with the return on the applicable Underlying Index.

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The applicable Reference Stock is subject to management risks. — The applicable Reference Stock is subject to management risk, which is the risk that the applicable investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the applicable investment advisor for a Reference Stock may invest a portion of the applicable Reference Stock Issuer’s assets in securities not included in the relevant industry or sector but which the applicable investment advisor believes will help the applicable Reference Stock track the relevant industry or sector.

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Lack of liquidity. — The notes will not be listed on any securities exchange.  BMOCM may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade the notes is likely to depend on the price, if any, at which BMOCM is willing to buy the notes.

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Hedging and trading activities. — We or any of our affiliates may carry out hedging activities related to the notes, including in the applicable Reference Stock, the securities that it holds, or instruments related to the applicable Reference Stock. We or our affiliates may also trade in the applicable Reference Stock, such securities, or instruments related to the applicable Reference Stock from time to time. Any of these hedging or trading activities on or prior to the Pricing Date and during the term of the notes could adversely affect the payments on the notes.

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Many economic and market factors will influence the value of the notes. — In addition to the price of the applicable Reference Stock and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

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You must rely on your own evaluation of the merits of an investment linked to the applicable Reference Stock. —   In the ordinary course of their businesses, our affiliates from time to time may express views on expected movements in the price of the applicable Reference Stock or the securities held by the applicable Reference Stock.  One or more of our affiliates have published, and in the future may publish, research reports that express views on the applicable Reference Stock or these securities.  However, these views are subject to change from time to time.  Moreover, other professionals who deal in the markets relating to applicable Reference Stock at any time may have significantly different views from those of our affiliates.  You are encouraged to derive information concerning the applicable Reference Stock from multiple sources, and you should not rely on the views expressed by our affiliates.

Neither the offering of the notes nor any views which our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

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Significant aspects of the tax treatment of the notes are uncertain. — The tax treatment of each of the notes is uncertain.  We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of each of the notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement.

The Internal Revenue Service has released a notice that may affect the taxation of holders of “prepaid forward contracts” and similar instruments.  According to the notice, the Internal Revenue Service and the U.S. Treasury are actively considering whether the holder of such instruments should be required to accrue ordinary income on a current basis.  While it is not clear whether the notes would be viewed as similar to such instruments, it is possible that any future guidance could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Please read carefully the section entitled “U.S. Federal Tax Information” in this pricing supplement, the section entitled “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations” in the accompanying product supplement, the section “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement.  You should consult your tax advisor about your own tax situation.

Additional Risks Relating to the Notes Linked to the SPDR® S&P® Oil & Gas Exploration & Production ETF

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The stocks included in the Underlying Index of SPDR® S&P® Oil & Gas Exploration & Production ETF are concentrated in one sector. — All of the stocks included in the applicable Underlying Index are issued by companies in the oil and gas exploration and production sector. As a result, the stocks that will determine the performance of the applicable Underlying Index, which the applicable Reference Stock seeks to replicate, are concentrated in one sector. Although an investment in the notes will not give holders any ownership or other direct interests in the stocks comprising the applicable Underlying Index, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in companies in the oil and gas exploration and production sector. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

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The issuers of the stocks held by the applicable Reference Stock and included in the applicable Underlying Index develop and produce, among other things, crude oil and natural gas, and provide, among other things, drilling services and other services related to oil and gas production and distribution. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for oil and gas products in general. The price of oil and gas, exploration and production spending, government regulation, world events and economic conditions will likewise affect the performance of these companies. Correspondingly, the stocks of companies in this sector are subject to swift price fluctuations caused by events relating to international politics, energy conservation, the success of exploration projects and tax and other governmental regulatory policies. Weak demand for the companies’ products or services or for oil and gas products and services in general, as well as negative developments in these other areas, would adversely impact the value of the stocks held by the applicable Reference Stock and included in the applicable Underlying Index, the market price of the applicable Reference Stock, and the value of the notes.

Additional Risks Relating to the Notes Linked to the VanEck VectorsTM Gold Miners ETF

•
The holdings of the VanEck VectorsTM Gold Miners ETF are concentrated in the gold and silver mining industries. — All or substantially all of the equity securities held by the applicable Reference Stock are issued by gold or silver mining companies. An investment in the notes linked to the applicable Reference Stock will be concentrated in the gold and silver mining industries.  As a result of being linked to a single industry or sector, the notes may have increased volatility as the share price of the applicable Reference Stock may be more susceptible to adverse factors that affect that industry or sector. Competitive pressures may have a significant effect on the financial condition of companies in these industries.

In addition, these companies are highly dependent on the price of gold or silver, as applicable. These prices fluctuate widely and may be affected by numerous factors. Factors affecting gold prices include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. Factors affecting silver prices include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as Mexico and Peru. The supply of silver consists of a combination of new mine production and existing stocks of bullion and fabricated silver held by governments, public and private financial institutions, industrial organizations and private individuals. In addition, the price of silver has on occasion been subject to very rapid short-term changes due to speculative activities. From time to time, above-ground inventories of silver may also influence the market.

•
Relationship to gold and silver bullion. — The applicable Reference Stock invests in shares of gold and silver mining companies, but not in gold bullion or silver bullion. The applicable Reference Stock may under- or over-perform gold bullion and/or silver bullion over the term of the notes.

Additional Risks Relating to the Notes Linked to the iShares® NASDAQ Biotechnology ETF

•
The stocks included in the Underlying Index are concentrated in one sector. — All of the stocks included in the applicable Underlying Index are issued by companies in the biotechnology sector. As a result, the stocks that will determine the performance of the applicable Underlying Index, which the applicable Reference Stock seeks to replicate, are concentrated in one sector. Although an investment in the notes will not give holders any ownership or other direct interests in the stocks comprising the applicable Underlying Index, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in companies in the biotechnology sector. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

•
Risks associated with the biotechnology and pharmaceutical industries. — The applicable Reference Stock invests in biotechnology and pharmaceutical companies. Market or economic factors impacting biotechnology and pharmaceutical companies and companies that rely heavily on the healthcare industry could have a major effect on the value of the applicable Reference Stock’s investments. The healthcare sector may be affected by government regulations and government healthcare programs, increases or decreases in the cost of medical products and services and product liability claims, among other factors. Many healthcare companies are heavily dependent on patent protection, and the expiration of a patent may adversely affect their profitability. Healthcare companies are subject to competitive forces that may result in price discounting, and may be thinly capitalized and susceptible to product obsolescence. Companies in the pharmaceuticals industry may be affected by industry competition, dependencies on a limited number of products, obsolescence of products, government approvals and regulations, loss or impairment of intellectual property rights and litigation regarding product liability. As a result, the applicable Reference Stock will be more volatile than an exchange-traded fund whose sector(s) is more diversified.

Additional Risks Relating to the Notes Linked to the SPDR® S&P® Bank ETF

•
Economic conditions have adversely impacted the stock prices of many companies in the financial services sector, and may do so during the term of the Notes. — In recent years, economic conditions in the U.S. have resulted, and may continue to result, in significant losses among many companies that operate in the financial services sector. These conditions have also resulted, and may continue to result, in a high degree of volatility in the stock prices of financial institutions, and substantial fluctuations in the profitability of these companies. Numerous financial services companies have experienced substantial decreases in the value of their assets, taken action to raise capital (including the issuance of debt or equity securities), or even ceased operations. Further, companies in the financial services sector have been subject to unprecedented government actions and regulation, which may limit the scope of their operations, the types of loans and other financial commitments they can make, the interest rates and fees they can charge, the prices they can charge and the amount of capital they must maintain, and, in turn, result in a decrease in value of these companies. Any of these factors may have an adverse impact on the price of the applicable Reference Stock. As a result, the price of the applicable Reference Stock may be adversely affected by economic, political, or regulatory events affecting the financial services sector or one of the sub-sectors of the financial services sector. This in turn could impact whether the applicable notes are called and adversely impact the market value of the applicable notes and decrease the amount payable at maturity.

•
The stocks included in the Underlying Index are concentrated in one industry. — All of the securities included in the applicable Underlying Index are issued by companies in the banking industry. As a result, the securities that will determine the performance of the Reference Stock and the level of the Underlying Index, which the applicable Reference Stock seeks to replicate, are concentrated in one sector. Although an investment in the Notes will not give holders any ownership or other direct interests in the securities composing the Underlying Index, the return on an investment in the Notes will be subject to certain risks associated with a direct equity investment in companies in this market sector. Accordingly, by investing in the Notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

Examples of the Hypothetical Payment at Maturity for a $1,000 Investment in the Notes

The following table illustrates the hypothetical payments on a note at maturity, assuming that the notes are not automatically called. The hypothetical payments are based on a $1,000 investment in the note, a hypothetical Initial Stock Price of $100.00, a hypothetical Trigger Price of $70.00 (70% of the hypothetical Initial Stock Price), a hypothetical Call Level of $110.00 (110% of the hypothetical Initial Stock Price), a range of hypothetical Final Stock Prices and the effect on the payment at maturity if (i) a Trigger Event occurs or (ii) if a Trigger Event does not occur.

The hypothetical examples shown below are intended to help you understand the terms of the notes. If the notes are not automatically called, the actual cash amount that you will receive at maturity will depend upon the Final Stock Price of the applicable Reference Stock, and whether its closing price is below the Trigger Price on any trading day during the Monitoring Period.  If the notes are automatically called prior to maturity, the hypothetical examples below will not be relevant, and you will receive on the applicable Call Settlement Date, for each $1,000 principal amount, the principal amount plus the applicable interest payment.

Hypothetical Final Stock Price	Hypothetical Final Stock Price Expressed as a Percentage of the Initial Stock Price	Payment at Maturity (Excluding Interest Payments)
		(i) if the closing market price of the applicable Reference Stock does not fall below the Trigger Price on any day during the Monitoring Period	(ii) if the closing market price of the applicable Reference Stock falls below the Trigger Price on any day during the Monitoring Period
$150.00	150.00%	$1,000.00	$1,000.00
$125.00	125.00%	$1,000.00	$1,000.00
$110.00	110.00%	$1,000.00	$1,000.00
$100.00	100.00%	$1,000.00	$1,000.00
$90.00	90.00%	$1,000.00	$900.00
$80.00	80.00%	$1,000.00	$800.00
$75.00	75.00%	$1,000.00	$750.00
$70.00	70.00%	$1,000.00	$700.00
$65.00	65.00%	N/A	$650.00
$50.00	50.00%	N/A	$500.00
$25.00	25.00%	N/A	$250.00
$0.00	0.00%	N/A	$0.00

U.S. Federal Tax Information

The following table sets forth the amount of stated interest on the notes and the portion that will be treated as an interest payment and as payment for the Put Option for U.S. federal income tax purposes.

Autocallable RevEx Number	Reference Stock Issuer	Interest Rate per Annum	Treated as an Interest Payment	Treated as Payment for the Put Option
0255	SPDR® S&P® Oil & Gas Exploration & Production ETF	8.40%	[●]%	[●]%
0256	VanEck VectorsTM Gold Miners ETF	9.90%	[●]%	[●]%
0257	iShares® Nasdaq Biotechnology ETF	5.70%	[●]%	[●]%
0258	SPDR® S&P® Bank ETF	6.60%	[●]%	[●]%

Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product supplement dated October 1, 2015 under “Supplemental U.S. Federal Income Tax Considerations,” which applies to the notes, except that the following disclosure supplements, and to the extent inconsistent supersedes, the discussion in the product supplement.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder.  Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, U.S. Treasury regulations provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2018. Based on our determination that the notes are not “delta-one” instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the applicable Reference Stock or the notes, and following such occurrence the notes could be treated as delta-one specified ELIs that are subject to withholding on dividend equivalent payments. Non-United States holders that enter, or have entered, into other transactions in respect of the applicable Reference Stock or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Supplemental Plan of Distribution (Conflicts of Interest)

BMOCM will purchase the notes from us at a purchase price reflecting the commission set forth on the cover page of this pricing supplement. BMOCM has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them. Each such dealer, or additional dealer engaged by a dealer to whom BMOCM reoffers the notes, will receive a commission from BMOCM, which will not exceed the commission set forth on the cover page. This commission will include a selling concession paid by BMOCM or one of its affiliates to certain dealers of up to 1.60% of the principal amount in connection with the distribution of the notes.

Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the notes in these accounts may be less than 100% of the principal amount, as set forth on the cover page of this document. Investors that hold their notes in these accounts may be charged fees by the investment advisor or manager of that account based on the amount of assets held in those accounts, including the notes.

We own, directly or indirectly, all of the outstanding equity securities of BMOCM, the agent for this offering. In accordance with FINRA Rule 5121, BMOCM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We reserve the right to withdraw, cancel or modify the offering of the notes and to reject orders in whole or in part.  You may cancel any order for the notes prior to its acceptance.

You should not construe the offering of the notes as a recommendation of the merits of acquiring an investment linked to the applicable Reference Stock or as to the suitability of an investment in the notes.

BMOCM may, but is not obligated to, make a market in the notes.  BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

We may use this pricing supplement in the initial sale of the notes.  In addition, BMOCM or another of our affiliates may use the final pricing supplement relating to the notes in market-making transactions in any notes after their initial sale.  Unless BMOCM or we inform you otherwise in the confirmation of sale, the final pricing supplement is being used by BMOCM in a market-making transaction.

For a period of approximately three months following issuance of the notes, the price, if any, at which we or our affiliates would be willing to buy the notes from investors, and the value that BMOCM may also publish for the notes through one or more financial information vendors and which could be indicated for the notes on any brokerage account statements, will reflect a temporary upward adjustment from our estimated value of the notes that would otherwise be determined and applicable at that time. This temporary upward adjustment represents a portion of (a) the hedging profit that we or our affiliates expect to realize over the term of the notes and (b) the underwriting discount and the selling concessions paid in connection with this offering.  The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month period.

Additional Information Relating to the Estimated Initial Value of the Notes

Our estimated initial value of each of the notes on the date of this preliminary pricing supplement, and that will be set forth on the cover page of the final pricing supplement relating to the notes, equals the sum of the values of the following hypothetical components:

•	a fixed-income debt component with the same tenor as the notes, valued using our internal funding rate for structured notes; and

•	one or more derivative transactions relating to the economic terms of the notes.

The internal funding rate used in the determination of the initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  The value of these derivative transactions are derived from our internal pricing models.  These models are based on factors such as the traded market prices of comparable derivative instruments and on other inputs, which include volatility, dividend rates, interest rates and other factors.  As a result, the estimated initial value of each of the notes on the Pricing Date will be determined based on market conditions at that time.

The Reference Stocks

We have derived the following information from publicly available documents. We have not independently verified the accuracy or completeness of the following information. We are not affiliated with the applicable Reference Stock Issuer and the applicable Reference Stock Issuer will have no obligations with respect to the notes. This pricing supplement relates only to the notes and does not relate to the shares of the applicable Reference Stock or any securities included in the applicable Underlying Index. Neither we nor any of our affiliates participates in the preparation of the publicly available documents described below. Neither we nor any of our affiliates has made any due diligence inquiry with respect to the applicable Reference Stock in connection with the offering of the notes. There can be no assurance that all events occurring prior to the date of this pricing supplement, including events that would affect the accuracy or completeness of the publicly available documents described below and that would affect the trading price of the shares of the applicable Reference Stock, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the applicable Reference Stock could affect the price of the shares of the applicable Reference Stock during the Monitoring Period and on the Valuation Date, and therefore could affect the payments on the notes.

The selection of the applicable Reference Stock is not a recommendation to buy or sell the shares of the applicable Reference Stock. Neither we nor any of our affiliates make any representation to you as to the performance of the shares of the applicable Reference Stock. Information provided to or filed with the SEC under the Securities Exchange Act of 1934 and the Investment Company Act of 1940 relating to the applicable Reference Stock may be obtained through the SEC’s website at http://www.sec.gov.

SPDR® S&P® Oil & Gas Exploration & Production ETF

In this section, Reference Stock Issuer refers to the SPDR® S&P® Oil & Gas Exploration & Production ETF (the “XOP”), Reference Stock refers to the shares of the XOP, and Underlying Index refers to the S&P® Oil & Gas Exploration & Production Select Industry® Index.

The Reference Stock is an investment portfolio maintained and managed by SSFM. The Reference Stock trades on the NYSE Arca under the ticker symbol “XOP.” The inception date of the Reference Stock is June 19, 2006. Prior to January 8, 2007, the Reference Stock was known as the SPDR® Oil & Gas Exploration & Production ETF.

Information provided to or filed with the SEC by the SPDR® Series Trust (“SPDR”) under the Securities Exchange Act of 1934 can be located by reference to its Central Index Key, or CIK, 1064642 through the SEC’s website at http://www.sec.gov. Additional information about SSFM and the Reference Stock may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We have not made any independent investigation as to the accuracy or completeness of such information.

The Reference Stock seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. The Underlying Index represents the oil and gas exploration and production sub-industry portion of the S&P Total Market Index (“S&P TMI”), an index that measures the performance of the U.S. equity market. The Reference Stock is composed of companies that are in the oil and gas sector exploration and production.

The Reference Stock utilizes a sampling strategy, which means that it is not required to purchase all of the securities represented in its Underlying Index. Instead, it may purchase a subset of the securities in the Underlying Index in an effort to hold a portfolio of securities with generally the same risk and return characteristics of the Underlying Index. Under normal market conditions, the Reference Stock will invest at least 80% of its total assets in common stocks that comprise the Underlying Index.

The information above was compiled from the SPDR® website. We have not independently investigated the accuracy of that information.  Information contained in the SPDR® website is not incorporated by reference in, and should not be considered a part of, this document.

The Underlying Index: S&P® Oil & Gas Exploration & Production Select Industry® Index

We have derived all information contained in this document regarding the Underlying Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, S&P.

The Underlying Index is an equal-weighted index that is designed to measure the performance of the oil and gas exploration and production sub-industry portion of the S&P TMI. The S&P TMI includes all U.S. common equities listed on the NYSE (including NYSE Arca), the NYSE MKT, the NASDAQ Global Select Market, and the NASDAQ Capital Market. Each of the component stocks in the Underlying Index is a constituent company within the oil and gas exploration and production sub-industry portion of the S&P TMI.

To be eligible for inclusion in the Underlying Index, companies must be in the S&P TMI and must be included in the relevant Global Industry Classification Standard (GICS) sub-industry.  The GICS was developed to establish a global standard for categorizing companies into sectors and industries.  In addition to the above, companies must satisfy one of the two following combined size and liquidity criteria:

•	float-adjusted market capitalization above US$500 million and float-adjusted liquidity ratio above 90%; or

•	float-adjusted market capitalization above US$400 million and float-adjusted liquidity ratio above 150%.

All U.S. companies satisfying these requirements are included in the Underlying Index. The total number of companies in the Underlying Index should be at least 35. If there are fewer than 35 stocks, stocks from a supplementary list of highly correlated sub-industries that meet the market capitalization and liquidity thresholds above are included in order of their float-adjusted market capitalization to reach 35 constituents. Minimum market capitalization requirements may be relaxed to ensure there are at least 22 companies in the Underlying Index as of each rebalancing effective date.

Eligibility factors include:

•
Market Capitalization:  Float-adjusted market capitalization should be at least US$400 million for inclusion in the Underlying Index. Existing index components must have a float-adjusted market capitalization of US$300 million to remain in the Underlying Index at each rebalancing.

•
Liquidity: The liquidity measurement used is a liquidity ratio, defined as dollar value traded over the previous 12-months divided by the float-adjusted market capitalization as of the Underlying Index rebalancing reference date. Stocks having a float-adjusted market capitalization above US$500 million must have a liquidity ratio greater than 90% to be eligible for addition to the Underlying Index. Stocks having a float-adjusted market capitalization between US$400 and US$500 million must have a liquidity ratio greater than 150% to be eligible for addition to the Underlying Index. Existing index constituents must have a liquidity ratio greater than 50% to remain in the Underlying Index at the quarterly rebalancing. The length of time to evaluate liquidity is reduced to the available trading period for IPOs or spin-offs that do not have 12 months of trading history.

•
Takeover Restrictions:  At the discretion of S&P, constituents with shareholder ownership restrictions defined in company bylaws may be deemed ineligible for inclusion in the Underlying Index. Ownership restrictions preventing entities from replicating the index weight of a company may be excluded from the eligible universe or removed from the Underlying Index.

•
Turnover:  S&P believes turnover in index membership should be avoided when possible. At times, a company may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to the Underlying Index, not for continued membership. As a result, an index constituent that appears to violate the criteria for addition to the Underlying Index will not be deleted unless ongoing conditions warrant a change in the composition of the Underlying Index.

Historical Information of the SPDR® S&P® Oil & Gas Exploration & Production ETF

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2008 through April 3, 2017.

		High (in $)	Low (in $)
2008	First Quarter	55.79	45.14
	Second Quarter	71.38	54.47
	Third Quarter	71.06	42.70
	Fourth Quarter	43.38	23.01

2009	First Quarter	33.47	23.41
	Second Quarter	38.25	27.58
	Third Quarter	39.61	28.51
	Fourth Quarter	43.37	36.91

2010	First Quarter	44.07	39.22
	Second Quarter	45.83	38.57
	Third Quarter	42.85	38.03
	Fourth Quarter	52.71	42.17

2011	First Quarter	64.44	52.75
	Second Quarter	64.97	54.71
	Third Quarter	65.21	42.86
	Fourth Quarter	57.56	39.99

2012	First Quarter	61.34	52.67
	Second Quarter	57.85	45.20
	Third Quarter	59.35	48.73
	Fourth Quarter	57.38	50.69

2013	First Quarter	62.10	55.10
	Second Quarter	62.61	54.71
	Third Quarter	66.47	58.62
	Fourth Quarter	72.74	65.02

2014	First Quarter	71.83	64.04
	Second Quarter	83.45	71.19
	Third Quarter	82.08	68.83
	Fourth Quarter	66.84	42.75

2015	First Quarter	53.94	42.55
	Second Quarter	55.63	46.43
	Third Quarter	45.22	31.71
	Fourth Quarter	40.53	28.64

2016	First Quarter	30.96	23.60
	Second Quarter	37.50	29.23
	Third Quarter	39.12	32.75
	Fourth Quarter	43.42	34.73

2017	First Quarter	42.21	35.17
	Second Quarter (through April 3, 2017)	37.29	37.29

The VanEck VectorsTM Gold Miners ETF

In this section, Reference Stock Issuer refers to the VanEck VectorsTM Gold Miners ETF (the “GDX”), Reference Stock refers to the shares of the GDX, and the Underlying Index refers to the NYSE Arca Gold Miners Index.

The Reference Stock is an investment portfolio maintained, managed and advised by Van Eck. The VanEck VectorsTM ETF Trust is a registered open-end investment company that consists of numerous separate investment portfolios, including the Reference Stock.

The Reference Stock is an exchange traded fund that trades on NYSE Arca under the ticker symbol “GDX.”

The Reference Stock seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. The Underlying Index was developed by the NYSE Amex and is calculated, maintained and published by NYSE Arca. The Underlying Index is a modified market capitalization-weighted index comprised of publicly traded companies involved primarily in mining for gold or silver.

The Reference Stock utilizes a “passive” or “indexing” investment approach in attempting to track the performance of the Underlying Index. The Reference Stock will invest in all of the securities which comprise the Underlying Index. The Reference Stock will normally invest at least 95% of its total assets in common stocks that comprise the Underlying Index.

The notes are not sponsored, endorsed, sold or promoted by Van Eck. Van Eck makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. Van Eck has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

The Underlying Index

We have derived all information contained in this pricing supplement regarding the Underlying Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information and information supplied by NYSE Arca. Such information reflects the policies of, and is subject to change by, NYSE Arca. The Underlying Index was developed by the NYSE Amex (formerly the American Stock Exchange) and is calculated, maintained and published by the NYSE Arca. The NYSE Arca has no obligation to continue to publish, and may discontinue the publication of, the Underlying Index.

The Underlying Index includes common stocks, ADRs and GDRs of selected companies that are involved primarily in mining for gold or silver and that are listed for trading and electronically quoted on a major stock market that is accessible by foreign investors.  Generally, this will include exchanges in most developed markets and major emerging markets, and will include companies that are cross-listed, e.g., both U.S. and Canadian listings. NYSE Arca will use its discretion to avoid exchanges and markets that are considered “frontier” in nature or have major restrictions to foreign ownership. The Underlying Index includes companies that derive at least 50% of their revenues from gold mining and related activities (40% for companies that were included in the Underlying Index prior to September 23, 2013).  Also, the Underlying Index maintains exposure to companies with a significant revenue exposure to silver mining in addition to gold mining, which will not exceed 20% of the Underlying Index weight at each rebalance.

Only companies with market capitalizations greater than $750 million that have an average daily volume of at least 50,000 shares over the past three months and an average daily value traded of at least $1 million over the past three months are eligible for inclusion in the Underlying Index. Starting in December 2013, for companies that were included in the Underlying Index prior to September 23, 2013, the market capitalization requirement at each rebalance became $450 million, the average daily volume requirement will be at least 30,000 shares over the past three months and the average daily value traded requirement will be at least $600,000 over the past three months. NYSE Arca has the discretion to not include all companies that meet the minimum criteria for inclusion. The Underlying Index’s benchmark value was 500.00 at the close of trading on December 20, 2002.

Calculation of the Underlying Index. The Underlying Index is calculated by NYSE Arca on a price return basis. The calculation is based on the current modified market capitalization divided by a divisor. The divisor was determined on the initial capitalization base of the Underlying Index and the base level and may be adjusted as a result of corporate actions and composition changes, as described below.

Index Maintenance.  The Underlying Index is reviewed quarterly to ensure that at least 90% of the index weight is accounted for by index components that continue to meet the initial eligibility requirements. NYSE Arca may at any time and from time to time change the number of securities comprising the group by adding or deleting one or more securities, or replacing one or more securities contained in the group with one or more substitute securities of its choice, if in NYSE Arca’s discretion such addition, deletion or substitution is necessary or appropriate to maintain the quality and/or character of the Underlying Index. Components will be removed from the Underlying Index during the quarterly review if (1) the market capitalization falls below $450 million, or (2) the traded average daily shares for the previous three months is lower than 30,000 shares and the traded average daily value for the previous three months is less than $600,000.

At the time of the quarterly rebalance, the component security quantities will be modified to conform to the following asset diversification requirements:

(1)	the weight of any single component security may not account for more than 20% of the total value of the Underlying Index;

(2)
the component securities are split into two subgroups–large and small, which are ranked by market capitalization weight in the Underlying Index. Large securities are defined as having a starting index weight greater than or equal to 5%. Small securities are defined as having a starting index weight below 5%; and

(3)
the final aggregate weight of those component securities which individually represent more than 4.5% of the total value of the Underlying Index may not account for more than 45% of the total index value.

The weights of the components securities (taking into account expected component changes and share adjustments) are modified in accordance with the Underlying Index’s diversification rules.

Changes to the index composition and/or the component security weights in the Underlying Index are determined and announced prior to taking effect, which typically occurs after the close of trading on the third Friday of each calendar quarter month in connection with the quarterly index rebalance. The share quantities of each component security in the index portfolio remains fixed between quarterly reviews except in the event of certain types of corporate actions such as stock splits, reverse stock splits, stock dividends, or similar events. The share quantities used in the index calculation are not typically adjusted for shares issued or repurchased between quarterly reviews. However, in the event of a merger between two components, the share quantity of the surviving entity may be adjusted to account for any stock issued in the acquisition.  NYSE Arca may substitute securities or change the number of securities included in the Underlying Index, based on changing conditions in the industry or in the event of certain types of corporate actions, including mergers, acquisitions, spin-offs, and reorganizations. In the event of component or share quantity changes to the index portfolio, the payment of dividends other than ordinary cash dividends, spin-offs, rights offerings, re-capitalization, or other corporate actions affecting a component security of the Underlying Index, the index divisor may be adjusted to ensure that there are no changes to the index level as a result of nonmarket forces.

Historical Information of the VanEck VectorsTM Gold Miners ETF

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2008 through April 3, 2017.

		High (in $)	Low (in $)

2008	First Quarter	56.42	46.75
	Second Quarter	51.43	42.53
	Third Quarter	50.84	28.10
	Fourth Quarter	33.77	16.37

2009	First Quarter	38.57	28.20
	Second Quarter	44.55	30.97
	Third Quarter	48.00	35.14
	Fourth Quarter	54.78	41.87

2010	First Quarter	50.17	40.24
	Second Quarter	54.06	46.40
	Third Quarter	56.66	47.09
	Fourth Quarter	63.80	54.28

2011	First Quarter	60.80	53.12
	Second Quarter	63.95	51.78
	Third Quarter	66.63	53.74
	Fourth Quarter	63.30	50.06

2012	First Quarter	57.47	48.75
	Second Quarter	50.37	39.34
	Third Quarter	54.81	40.70
	Fourth Quarter	54.25	44.85

2013	First Quarter	47.09	35.91
	Second Quarter	37.45	22.22
	Third Quarter	30.43	22.90
	Fourth Quarter	26.52	20.39

2014	First Quarter	27.73	21.27
	Second Quarter	26.45	22.04
	Third Quarter	27.43	21.36
	Fourth Quarter	21.94	16.59

2015	First Quarter	22.94	17.67
	Second Quarter	20.82	17.76
	Third Quarter	17.85	13.04
	Fourth Quarter	16.90	13.08

2016	First Quarter	20.86	12.47
	Second Quarter	27.70	19.53
	Third Quarter	31.32	25.45
	Fourth Quarter	25.96	18.99

2017	First Quarter	25.57	21.14
	Second Quarter (through April 3, 2017)	23.20	23.20

The iShares® Nasdaq Biotechnology ETF

In this section, Reference Stock Issuer refers to iShares® Nasdaq Biotechnology ETF (the “IBB”), Reference Stock refers to the shares of the IBB, and the Underlying Index refers to the NASDAQ Biotechnology Index®.

This Reference Stock is an investment portfolio maintained and managed by BFA. The Reference Stock trades on the NASDAQ Stock Market® (“NASDAQ”) under the ticker symbol “IBB.”

“iShares®” and BlackRock® are registered trademarks of BlackRock®, Inc. and its affiliates (“BlackRock®”). BlackRock® has licensed certain trademarks and trade names of BlackRock® for our use. The Notes are not sponsored, endorsed, sold, or promoted by BlackRock®, or by any of the iShares® funds. Neither BlackRock® nor the iShares® funds make any representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. Neither BlackRock® nor the iShares® funds shall have any obligation or liability in connection with the registration, operation, marketing, trading, or sale of the Notes or in connection with our use of information about the iShares® funds.

iShares consists of numerous separate investment portfolios, including the Reference Stock. The Reference Stock seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. The Reference Stock typically earns income from dividends from securities held by the Reference Stock. These amounts, net of expenses and taxes (if applicable), are passed along to the Reference Stock’s shareholders as “ordinary income.” In addition, the Reference Stock realizes capital gains or losses whenever it sells securities. Net long-term capital gains are distributed to shareholders as “capital gain distributions.” However, because the component return of the Reference Stock will be calculated based only on the share price of the Reference Stock, you will not receive any benefit from or be entitled to receive income, dividend, or capital gain distributions from the Reference Stock or any equivalent payments.

The Underlying Index: The NASDAQ Biotechnology Index®

The NASDAQ Biotechnology Index® is calculated, published and disseminated by NASDAQ OMX, and is designed to measure the performance of NASDAQ-listed companies that are classified according to the Industry Classification Benchmark as either biotechnology or pharmaceuticals which also meet other eligibility criteria determined by NASDAQ OMX.  We have derived all information relating to the NASDAQ Biotechnology Index®, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information.  Such information reflects the policies of and is subject to change by, NASDAQ OMX.  Neither we nor any of our affiliates has undertaken any independent review or due diligence of such information. NASDAQ OMX has no obligation to continue to publish, and may discontinue or suspend the publication of the NASDAQ Biotechnology Index® at any time.

The NASDAQ Biotechnology Index® is calculated under a modified capitalization-weighted methodology.  On November 1, 1993, the NASDAQ Biotechnology Index® began with a base of 200.00.  To be eligible for inclusion in the NASDAQ Biotechnology Index®, a security must be listed on The NASDAQ Stock Market. Eligibility for the NASDAQ Biotechnology Index® is limited to specific security types only. The security types eligible for the NASDAQ Biotechnology Index® include common stocks, ordinary shares, American Depositary Receipts, and shares of beneficial interest or limited partnership interests. Securities must meet the following criteria:

•
the security’s U.S. listing must be exclusively on the NASDAQ Global Select Market or the NASDAQ Global Market (unless the security was dually listed on another U.S. market prior to January 1, 2004 and has continuously maintained such listing);

•	the issuer of the security must be classified according to the Industry Classification Benchmark as either Biotechnology or Pharmaceuticals;
•	the security may not be issued by an issuer currently in bankruptcy proceedings;
•	the security must have a market capitalization of at least $200 million;
•	the security must have an average daily trading volume of at least 100,000 shares;

•
the issuer of the security may not have entered into a definitive agreement or other arrangement which would likely result in the security no longer being eligible for inclusion in the NASDAQ Biotechnology Index®;

•	the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn; and
•
the issuer of the security must have “seasoned” on NASDAQ, the New York Stock Exchange or NYSE MKT (generally, a company is considered to be seasoned if it has been listed on a market for at least three full months, excluding the first month of initial listing).

Annual Evaluation

The securities composing the NASDAQ Biotechnology Index® are evaluated annually in December.  Securities currently within the NASDAQ Biotechnology Index® must continue to meet the above eligibility criteria.  The securities included in the NASDAQ Biotechnology Index® not meeting the maintenance criteria are removed.  Index-eligible securities not currently in the NASDAQ Biotechnology Index® are added. Generally, the list of additions and deletions is publicly announced with a press release in early December. If at any time during the year other than at the review a security in the NASDAQ Biotechnology Index® no longer meets the criteria or is otherwise determined to have become ineligible, the security is removed from the NASDAQ Biotechnology Index® and will not be replaced.

Index Maintenance

In addition to the annual evaluation, the securities in the NASDAQ Biotechnology Index® are monitored by NASDAQ OMX with respect to changes in total shares outstanding arising from corporate events such as stock dividends, stock splits, certain spin-offs and rights issuance, or other corporate actions.  NASDAQ OMX has adopted the following weight adjustment procedures with respect to such changes.  Changes in total shares outstanding arising from stock splits, stock dividends, or spin-offs are generally made to the NASDAQ Biotechnology Index® on the evening prior to the effective date of such corporate action.  If the change in total shares outstanding arising from other corporate actions is greater than or equal to 10%, the change will be made as soon as practicable.  Otherwise, if the change in total shares outstanding is less than 10%, then all such changes are accumulated and made effective at one time on a quarterly basis after the close of trading on the third Friday in each of March, June, September, and December.  In either case, the index share weights for such securities are adjusted by the same percentage amount by which the total shares outstanding have changed in such securities.

Index Rebalancing

The NASDAQ Biotechnology Index® employs a modified market capitalization weighting methodology.  At each quarter, the NASDAQ Biotechnology Index® is rebalanced such that the maximum weight of any security in the NASDAQ Biotechnology Index® does not exceed 8% and no more than 5 securities are at that cap.  The excess weight of any capped security is distributed proportionally across the remaining securities.  If after redistribution, any of the 5 highest ranked securities are weighted below 8%, these securities are not capped.  Next, any remaining securities in excess of 4% are capped at 4% and the excess weight is redistributed proportionally across the remaining securities.  The process is repeated, if necessary, to derive the final weights.

The modified market capitalization weighting methodology is applied to the capitalization of each security in the NASDAQ Biotechnology Index®, using the last sale price of the security at the close of trading on the last trading day in February, May, August and November and after applying quarterly changes to the total shares outstanding. The index share weights are then calculated by multiplying the weight of the security derived above by the new market value of the NASDAQ Biotechnology Index® and dividing the modified market capitalization for each security in the NASDAQ Biotechnology Index® by its corresponding last sale price. The changes are effective after trading on the third Friday in March, June, September and December.

Historical Information of the iShares® Nasdaq Biotechnology ETF

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2008 through April 3, 2017.

		High (in $)	Low (in $)

2008	First Quarter	83.25	69.80
	Second Quarter	80.89	75.68
	Third Quarter	90.32	77.52
	Fourth Quarter	80.74	60.64

2009	First Quarter	74.49	59.05
	Second Quarter	72.98	63.11
	Third Quarter	83.61	69.30
	Fourth Quarter	82.55	73.31

2010	First Quarter	93.38	81.63
	Second Quarter	92.70	77.52
	Third Quarter	87.02	75.69
	Fourth Quarter	94.72	85.73

2011	First Quarter	100.16	92.67
	Second Quarter	109.50	100.89
	Third Quarter	109.60	84.77
	Fourth Quarter	104.35	89.12

2012	First Quarter	124.09	104.87
	Second Quarter	129.98	117.74
	Third Quarter	144.74	129.47
	Fourth Quarter	147.18	128.41

2013	First Quarter	159.93	141.62
	Second Quarter	186.18	159.48
	Third Quarter	211.33	178.26
	Fourth Quarter	227.24	194.50

2014	First Quarter	273.23	223.82
	Second Quarter	257.03	215.37
	Third Quarter	279.29	243.07
	Fourth Quarter	317.20	255.27

2015	First Quarter	366.52	300.81
	Second Quarter	383.25	333.66
	Third Quarter	398.00	289.48
	Fourth Quarter	343.11	298.76

2016	First Quarter	326.96	244.04
	Second Quarter	288.52	241.33
	Third Quarter	300.08	260.08
	Fourth Quarter	292.64	247.57

2017	First Quarter	302.49	270.01
	Second Quarter (through April 3, 2017)	290.98	290.98

SPDR® S&P® Bank ETF

In this section, Reference Stock Issuer refers to the SPDR® S&P® Bank ETF (the “KBE”), Reference Stock refers to the shares of the KBE, and Underlying Index refers to the S&P Banks Select IndustryTM Index.

The Reference Stock is an investment portfolio maintained and managed by SSFM. The inception date of the Reference Stock is November 8, 2005. The Reference Stock is an exchange traded fund that trades on NYSE Arca under the ticker symbol “KBE.”

Information provided to or filed with the SEC by the SPDR® Series Trust (“SPDR”) under the Securities Exchange Act of 1934 can be located by reference to its Central Index Key, or CIK, 1064642 through the SEC’s website at http://www.sec.gov. Additional information about SSFM and the Reference Stock may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We have not made any independent investigation as to the accuracy or completeness of such information.

The Reference Stock seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. The Underlying Index represents the banks industry portion of the S&P TMI. The Reference Stock is composed of companies that are publicly traded money centers and leading regional banks or thrifts.

The Reference Stock utilizes a “sampling” investment approach in attempting to track the performance of the Underlying Index. The Reference Stock typically invests in substantially all of the securities which comprise the Underlying Index in approximately the same proportions as the Underlying Index. The Reference Stock will normally invest at least 80% of its total assets in the common stocks that comprise the Underlying Index.

S&P Banks Select IndustryTM Index

The Underlying Index is an equal-weighted index that is designed to measure the performance of the banks portion of the S&P TMI. The S&P TMI includes all U.S. common equities listed on the NYSE (including NYSE Arca), the NYSE MKT, the NASDAQ Global Select Market, and the NASDAQ Capital Market. Each of the component stocks in the underlying index is a constituent company within the banks industry portion of the S&P TMI.

To be eligible for inclusion in the underlying index, companies must be in the S&P TMI and must be included in the relevant Global Industry Classification Standard (GICS) industry.  The GICS was developed to establish a global standard for categorizing companies into sectors and industries.  In addition to the above, companies must satisfy one of the two following combined size and liquidity criteria:

•	float-adjusted market capitalization above US$500 million and float-adjusted liquidity ratio above 90%; or

•	float-adjusted market capitalization above US$400 million and float-adjusted liquidity ratio above 150%.

All U.S. companies satisfying these requirements are included in the underlying index. The total number of companies in the underlying index should be at least 35. If there are fewer than 35 stocks, stocks from a supplementary list of highly correlated sub-industries that meet the market capitalization and liquidity thresholds above are included in order of their float-adjusted market capitalization to reach 35 constituents. Minimum market capitalization requirements may be relaxed to ensure there are at least 22 companies in the underlying index as of each rebalancing effective date.

For a description of additional eligibility factors, please see the discussion above in the subsection, “SPDR® S&P® Oil & Gas Exploration & Production ETF— The Underlying Index: S&P® Oil & Gas Exploration & Production Select Industry® Index.”

Historical Information of the SPDR® S&P® Bank ETF

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2008 through April 3, 2017.

		High (in $)	Low (in $)

2008	First Quarter	47.34	37.42
	Second Quarter	42.66	28.59
	Third Quarter	39.75	23.92
	Fourth Quarter	35.86	18.30

2009	First Quarter	22.34	9.31
	Second Quarter	21.56	14.00
	Third Quarter	24.08	16.91
	Fourth Quarter	24.44	20.68

2010	First Quarter	26.07	21.71
	Second Quarter	28.72	22.89
	Third Quarter	25.29	21.39
	Fourth Quarter	26.10	22.10

2011	First Quarter	27.64	25.30
	Second Quarter	26.43	22.99
	Third Quarter	24.44	17.09
	Fourth Quarter	20.49	16.73

2012	First Quarter	24.44	20.29
	Second Quarter	24.10	20.25
	Third Quarter	24.63	21.12
	Fourth Quarter	24.40	22.29

2013	First Quarter	27.23	24.57
	Second Quarter	28.84	25.47
	Third Quarter	31.98	29.09
	Fourth Quarter	33.18	29.54

2014	First Quarter	34.67	30.78
	Second Quarter	34.50	31.03
	Third Quarter	33.87	31.24
	Fourth Quarter	33.92	30.05

2015	First Quarter	34.15	29.99
	Second Quarter	37.20	33.44
	Third Quarter	37.06	31.61
	Fourth Quarter	36.59	32.93

2016	First Quarter	33.05	26.52
	Second Quarter	33.64	28.19
	Third Quarter	34.23	29.27
	Fourth Quarter	44.16	33.21

2017	First Quarter	46.56	41.67
	Second Quarter (through April 3, 2017)	42.72	42.72